EXHIBIT 12.1
SEITEL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)
(Unaudited)

	Year Ended December 31,
	2015	2014	2013	2012	2011
Fixed charges:
Interest expense	$25,430	$25,222	$28,213	$29,143	$35,246
Capitalized interest expense	—	—	—	—	—
Portion of rental expense representative of interest factor	424	433	579	612	578
Total fixed charges	$25,854	$25,655	$28,792	$29,755	$35,824
Earnings before fixed charges:
Income (loss) from continuing operations before income taxes and cumulative effect of change in accounting principle	$(30,085)	$19,971	$23,741	$43,832	$2,608
Fixed charges	25,854	25,655	28,792	29,755	35,824
Capitalized interest expense	—	—	—	—	—
Total earnings before fixed charges	$(4,231)	$45,626	$52,533	$73,587	$38,432
Ratio of earnings to fixed charges:
Earnings before fixed charges	$(4,231)	$45,626	$52,533	$73,587	$38,432
Fixed charges	25,854	25,655	28,792	29,755	35,824
Ratio of earnings to fixed charges	—	1.8	1.8	2.5	1.1
Amount of deficiency (if negative)	(30,085)	—	—	—	—